UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 10, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following statement was released by Caterpillar on December 10, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

December 10, 2003

FOR IMMEDIATE RELEASE

Caterpillar Chairman and CEO Glen Barton to Retire Jan. 31; Board Names James Owens as Successor

Peoria, Ill. - The Caterpillar Inc. (NYSE: CAT) Board of Directors today appointed James W. Owens vice chairman and named him the next chairman and chief executive officer of Caterpillar Inc. He will replace Glen A. Barton, who has elected to retire Jan. 31, 2004, after nearly 43 years of Caterpillar service and five years as chairman and chief executive officer.

"Jim brings a broad understanding of Caterpillar's business strategy as group president for a diverse set of business units, including human services, component manufacturing, product support, logistics, information technology and Latin American marketing," said Barton. "His education and experience - which includes a doctorate in economics; extensive financial experience culminating in his role as Caterpillar's chief financial officer; management responsibilities in Europe, Indonesia, South America and North America; and advisory positions on international boards and councils - uniquely qualify him for the challenges Caterpillar faces in a complex global economy. I am confident that Jim will take full advantage of the current economic upturn and build on Caterpillar's long tradition of financial strength and market leadership," said Barton.

Caterpillar's policy sets a mandatory retirement age for officers of 65 years, which Barton will reach in August 2004. "Making this change now rather than mid-year allows us to align our leadership transition with Caterpillar's annual planning cycle, when the overall organization is setting performance expectations for the new year," Barton added.

"Glen informed us more than a year ago of his plans to retire at the end of 2003, and the Board initiated its succession planning process which led us to this decision," said John T. Dillon, chair of the Nominating and Governance Committee of Caterpillar's Board of Directors. "After several meetings, we concluded that Jim Owens is the right choice to lead the company."

Owens, 57, joined Caterpillar in 1972 as a corporate economist and held various management positions in economics, accounting and product source planning. In 1987 he became managing director of P.T. Natra Raya, Caterpillar's joint venture in Indonesia. He was elected a corporate vice president in 1990 and named president of Solar Turbines Incorporated, a Caterpillar subsidiary in San Diego. In 1993 he became chief financial officer and in 1995 assumed the position of group president. The Board today appointed Owens vice chairman effective immediately. He will succeed Glen Barton as chairman and CEO effective Feb. 1, 2004.

"I am tremendously pleased with what we have accomplished over the past five years. Our business units are well-positioned to take advantage of future opportunities," said Barton, reflecting on his tenure. "I will miss the daily interaction with employees, dealers and customers. Even after 43 years, I am still impressed with the great work Caterpillar products accomplish worldwide and with the team that makes that possible."

Barton began his career in 1961 and has held numerous marketing and management positions with responsibilities for North America, South America, Europe and Japan. He was elected a Caterpillar vice president in 1987 and chairman and CEO in 1999.

"Glen Barton presided over Caterpillar during a period in which the company substantially outperformed the market despite weakening industry fundamentals. His focus on the continued diversification of products and services, internal process improvements and cost reduction have solidly placed the company on a path to reaching $30 billion in sales and revenues by the end of this decade," said Owens. "Also under Glen's leadership, Caterpillar fully embraced 6 Sigma, which is driving a continuous improvement culture and enabling employees to deliver efficiency gains in virtually all aspects of the company's business. When he retires next month, Glen passes on a strong and lean company that is ready to meet the challenges of the future."

Biographies of Mr. Barton and Mr. Owens follow.

For more than 75 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change in every continent. With 2002 sales and revenues of $20.15 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, clean diesel and natural gas engines and industrial gas turbines. More information is available at www.cat.com.

For more information, contact:
     Kelly Wojda
     Corporate Public Affairs
     (309) 675-1307
     wojda_Kelly_g@cat.com

GLEN A. BARTON

Glen A. Barton is chairman and chief executive officer of Caterpillar Inc. in Peoria, Illinois. Since joining the company as a college graduate trainee in 1961, he has held numerous marketing and general management positions.

After two tours with Caterpillar Overseas S.A. in Geneva, Switzerland where he served in various marketing capacities from 1964 to 1968 and from 1972 to 1975, Barton became manager for South American Sales. In 1977, he became manager of Merchandising Division General Offices. Barton moved to Mentor, Ohio, in 1983 to become the U.S. sales and product support manager for the industrial lift truck division of Caterpillar. From 1984 through 1986, he was manager of Products Control involved in product development and strategic planning. He was elected a vice president of Caterpillar and president of Solar Turbines Incorporated, a Caterpillar subsidiary in San Diego, California in 1987. In 1989, he became executive vice president of Caterpillar in Peoria, Illinois, with responsibility for worldwide marketing. Effective July 1, 1990, Barton became group president with responsibility for the design, development and production of most of Caterpillar's extensive line of forest, mining and construction equipment. His responsibilities also included marketing and sales operations in North America, South America, Latin America, and Japan. On February 1, 1999, he was named Chairman and Chief Executive Officer.

Barton, a native of Alton, Missouri, graduated from the University of Missouri-Columbia in 1961 with a bachelor's degree in civil engineering. He completed the Stanford University Executive Program in 1977. He serves on the Dean's Engineering Advisory Council, University of Missouri-Columbia. He is on the Inco Limited and Newmont Mining Corporation Boards of Directors. Barton is a Global Advisor to The Conference Board and is a trustee of the Malcolm Baldrige National Quality Award Foundation. He is a member of the Business Roundtable, the Illinois Business Roundtable and the President's Export Council.

JAMES W. OWENS

James W. Owens is a group president and Executive Office member of Caterpillar Inc. He has administrative responsibility for the Component Products & Control Systems Division, Human Services Division, Latin America Division, Logistics Division, Product Support Division, and Systems & Processes Division.

Mr. Owens joined Caterpillar in 1972 as a corporate economist and in 1975 was named chief economist of Caterpillar Overseas S.A. in Geneva, Switzerland. From 1980 until 1987 he held managerial positions in Peoria in the Accounting and Product Source Planning Departments. In 1987 he became managing director of P.T. Natra Raya, Caterpillar's joint venture in Indonesia. He held that position until 1990, when he was elected a corporate vice president and named president of Solar Turbines Incorporated, a Caterpillar subsidiary in San Diego. In 1993 he came to Peoria as vice president and chief financial officer with administrative responsibility for the Corporate Services Division. He assumed the position of group president in 1995.

Owens holds a Ph.D. in economics from North Carolina State University.

He is a director of the Institute for International Economics in Washington, DC; a member of the Council on Foreign Relations in New York, NY; a member of the Board of Trustees of Manufacturers Alliance/MAPI in Arlington, VA; a director of FM Global Insurance Company in Johnston, Rhode Island; and a director of Black & Veatch Holding Company in Overland Park, Kansas. He is also a member of the Community Advisory Board of Saint Francis Medical Center in Peoria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

December 10, 2003   By: /s/ James B. Buda
                                                     James B. Buda
                                                     Vice President